Exhibit 6.4

ACQUISITION AGREEMENT

(Amendment No.1)

BETWEEN:

Guyana Gold Corp.., a Nevada Corporation

370 Amapola Ave., Suite 200A, Torrance, CA 90501

(referred to as “GYGC”)

(AHIC and GYGC are jointly referred to as “Buyer” .

AND:

Stonevest Mining, the Owner and Operator of numerous mining licenses, rights and concessions across several states in the Federal Republic of Nigeria;

and:

With general administrative office located at

15 Danube Street, Maitama, Abuja Nigeria

(referred to as “the Merger-Target”)

including:

Simon Okeke & others - 100% owner & management of the Merger-Target,

(jointly referred to as “Seller”.)

(Buyer and Seller including their below defined representatives are consecutively referred as the “Parties”)

Attachments:	Appendix “A1” : Definitions and Interpretations Appendix “A2” : List of Assets

Appendix “A3” : List and particulars of Overriding Royalties Appendix “A3” : Sellers Statements

WHEREAS:

A.	(a) Buyer is a public company, reporting to a fully regulated stock exchange in the OTCMARKETS, USA, with more than one hundred and forty-one shareholders. The company has its common shares listed on the OTC Markets, USA under the symbol (“GYGC”). Buyer is in good standing with all Regulatory Authorities as well as current with all its corporate filings and has its registered offices. Buyer’s objectives are to be focused on operating multiple oil and gas wells in Oklahoma and other locations, and plans to expand for growth in the oil and gas industry and, GYGC is desirous to acquire the the Merger-Target Assets in stages including operating experience to expand its management team within the oil and gas industry sector.

(b)      Seller is represented by an affiliate of the Owner, Simon Okeke (“Simon”), while nobody or third party shall be the agents for Buyer on negotiations to facilitate the execution of the proposed transaction with Seller; and

(c)       Buyer desires to acquire all of the businesses and assets of the Merger-Target including all operating leases and related interests as listed in List of operating stores (Appendix “A”).

B.	(a) Seller owns and operates the oil and gas assets described in Appendix “A1”, which are all located in Oklahoma (hereinafter the “Assets”).
C.	Seller believes the current value of these assets is ten million dollars ($10,000,000), based upon the guesses and industry estimates. However, Seller can offer no assurances as to the real value of the assets; Seller has agreed hereby to sell, assign, and convey to the Company and the Company has agreed hereby to purchase and accept the Subject Interest in the Merger-Target subject to the terms and conditions of this Agreement and all its interests in the Assets listed in Appendix “A2”.
C.	the Parties have reached a consent as to the terms and conditions of the purchase and sale and wish to articulate this agreement.

NOW THEREFORE the Parties agree that, to proceed effectively, the terms and conditions set forth within this agreement including its Appendices will be the basic terms and therefore the Parties agree to the following:

1.0	Definitions and Interpretation
1.1	(a) For the purposes of this Agreement and the convenience to the reader hereof, the Definitions and Interpretations are attached as Appendix “A1.0” to this Agreement whereby all capitalized word and short forms within this Agreement are referred to as defined herein;

(b)	this Agreement may include additional defined terms set forth within “exclamation marks”;
(c)	unless the context otherwise clearly indicates, words used in the singular include the plural, the word "Person" includes natural and artificial persons as define in Appendix “A “1.0”, the plural includes the singular, and any gender includes the masculine, feminine, and neuter.

2.0	Basic Structure the Acquisition of Seller’s Assets and Integration of Operating Entity
2.1	The Parties agree to use their best commercial efforts to formulate a payment structure for the acquisition of Assets including the integration of operating entity including an operating team into Buyer’s organization:

(a)	the Parties will minimize or eliminate any adverse approval tax consequences and be as cost effective, but also to provide the possibility of a cost-efficient unwinding of the Transaction for the Parties in case the desired funding or any other of the agreed upon conditions cannot be accomplished; and

(b)	the Transaction becomes effective subsequent to the approval of the company including the approval of the Board of Directors (“BoD”).

2.2	The Parties recognize and confirm further that:
(a)	Buyer will continue its due diligence and will have examined the title and conditions of all assets and equipment which Seller will sell, assign, and deliver to Buyer all of Seller’s right, title, and interest, in the working interests in the listed Assets is going to be executed; but
(i)	Seller does not warranty any net revenue interest in the Assets being acquired by Buyer;
(b)	the acquisition and assignment of the Merger-Target shall be those listed in Appendix “A1“,The Parties agree that Seller will assign all its right, title, and interest of every kind in the Merger-Target regardless of whether it is covered by the Merger-Target described in said assignment; but
(i)	the said assignment shall stay in the control of the Seller’s Escrow Agent, as indemnified within Appendix “A1”) and shall only be recorded one day after the receipt of the full purchase price and No recordation provision will survive this agreement, the Acquisition include that Seller will assign and deliver, and Buyer will acquire all the working and overriding royalty interest of all Properties and Assets owned by Seller; whereby
(ii)	Seller shall maintain separately the financial assets, leases and properties of the merger-target for a transition period of 24-months. Merger-Target shall be operated as an independent subsidiary of Buyer with arm-length separation of each entity’s finances and assets, until the earlier of: (a) 24 months from the date of agreement execution, or (b) 5 days after the purchase price has been completely paid to the seller.
(iii)	Each entity shall maintain its finances, liabilities, assets, and properties SEPERATELY, ensuring that there is no commingling of funds, assets, or liabilities in any form whatsoever.
(iv)	Notwithstanding the aforementioned clauses, the Seller is obligated to provide the Buyer with monthly financial reports and supporting documents, including the monthly bank statements of the Merger-Target, on a monthly basis.
(i)	Seller shall not merge the Overriding Royalty Interests into the working interest until purchase price has been paid in full; and
(c)	unless disclosed the Assets to be acquired by Buyer, will be free from any outstanding liens, charges, claims or Encumbrances and the Parties will execute all documents as the Parties, or their solicitors may require in order to effect Transaction under this Agreement. The Parties also confirm that they have no further engagements and liabilities outstanding other than those that have been disclosed herewith or within their attached financial statements.
(d)	It is contemplated by both parties that Buyer shall raise capital using its common stock offerings through Regulation A or S-1 with the sole purpose of financing expanded drilling/prospecting of many of the wells owned by Merger-Target. If and when such capital is raised, Buyer shall from the proceeds of such offerings, advance to Merger-Targets represented by Seller, such money/capital as needed to fund the new/expanded drilling and general operations of the oil-wells. Such fund advancement shall the classified as loans secured by Merger-Target assets, leases and properties. Shall parties part ways prior to the end of the 24-months transition period, Seller is required to promptly refund all advances from Buyer, failure of which buyer is entitled to confiscate Seller’s assets, leases and properties represented by the Merger-Target, to the extent full recovery of buyer’s advanced fund and accrued interests are fully recouped.

3.	Agreed basic Terms for the Transaction

Buyer desires to acquire the Merger-Target for $10,000,000 payable in the common stock of GYGC using the 10-day average closing price of GYGC as unit-of-measurement as the Acquisition-Price. The common stock used for the payment shall be issued to Seller with 5 days after the 24th month after the execution of this contract.

3.1	The execution of the agreement will contain the customary representations, warranties and covenants given by the Parties which will also include in more detail the initial operating objectives:
a)	Raise capital to fund expansion of drilling of the oil wells.
b)	Build a robust finance team to spearhead further acquisitions in oil and gas.
c)	Timely submission of financial and regulatory reports to maintain compliance.

3.3.       upon the execution of this agreement, with the consent of the board of directors

3.4 Buyer and Seller, each, individually has the right to cancel the merger within 24 months of its execution.

3.5	The term “assets”, shall mean:
(a)	all assets of the Merger-Target described above.

all personal property, fixtures, inventory located thereon, equipment, and improvements located on the business premises, or used or obtained in connection with the ownership or operation of the business or attributable thereto;

(b)	all contracts, agreements, the Merger-Target, licenses, easements, rights-of-way, rights under orders of regulatory authorities having jurisdiction with respect to, and other properties and rights of every nature whatsoever in or incident to the ownership, use or occupancy of the property leases, business premises or any interest therein therefrom or attributable thereto; and

all other rights and interests of every nature whatsoever owned by Seller relating to the Merger-Target or the listed Assets.

4.0	Acquisition or Purchase Price and Payment Terms for Acquisition

4.1          Buyer agrees to pay for all of Seller’s interest in the Merger-Target including currently operating dollar stores, the principal sum of ten million dollars ($10,000,000), which shall be paid as follows:

WHEREAS, the Buyer and Seller are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations promulgated by the United States Securities and Exchange Commission (The “SEC”) under the Securities Act of 1933, and amended (the “1933 Act”);

WHEREAS, the Purchase Price for the Purchased Assets shall be paid by the Company to the seller:

the issuance of shares of the Company’s common stock representing $10,000,000 as at the date of the execution of this agreement, within (twenty-four months) 24 months of the execution of this Agreement.

(c)	Until full payment has been received by Seller:
(i)	Buyer shall not encumber the Merger-Target;
(ii)	Buyer shall at all times maintain the property subject to its contracted free and clear to be handed over to the Seller in the present or better condition as received on date of this contract until full payment has been received.
(d)	Once Buyer is in charge of the operation, Buyer-Seller shall operate the Merger-Target Company; and
(e)	Seller shall still be deemed to be the owner of the Merger-Target and the operation of the Merger-Target until payment has been received in full by the Buyer. Seller may enter the premises at mutually agreed times, but will take back control of premises and exclude the Buyer from the premises only, if an uncured default is established.

5.0	The Effective Date of the Acquisition Agreement.

The Parties agree that the Effective Date of the Acquisition Agreement will be the June 15, 2023. The acquisition agreement will be deemed effective upon its signing. The closing date, which marks the transfer of control, will occur on the earlier of: (a) 24 months from the date of agreement execution, or (b) 5 days after the purchase price has been completely paid to the seller.

6.0	No Warranty of Equipment or Amount of Production.

Buyer acknowledges that the business operation of the Merger-Target, equipment located on the Merger-Target business premises , are being transferred “as is” and “where is” without warranty of merchantability or condition and that Buyer has satisfied itself regarding the condition of the equipment therefrom.

7.0	Representations and Warranties of Seller.
7.1	As a material inducement to Buyer entering into and performing its obligations under this Agreement, Seller hereby represents and warrants to Buyer as of the date hereof, and by proceeding with the Closing will be deemed to represent and warrant to Buyer as of the Closing-Date, the following:
(a)	Binding Effect. That the undersigned has duly executed and delivered this AGREEMENT as Seller and he is authorized to execute it on behalf of all parties named above as Seller, and all instruments required hereunder to be executed and delivered by Seller.
(b)	Status of the Merger-Target: No Liens. Seller has not made any assignment, conveyance, or other disposition of any such properties or any interest therein. Seller’s interests in the Merger-Target are not subject to or burdened by a mortgage, security interest or other lien created or arising by, through or under Seller. Any benefits accrued to Seller by any instrument filed, are to be conveyed to Buyer. No labor or material liens may be filed against the property or the interest of Seller for services provided within the last 180 days has not been paid for by Seller, or Seller shall be obligated to pay all costs incurred by it.

7.2          Broker and Other Fees. Seller has incurred no liability, contingent or otherwise, for broker or similar fees in respect of this transaction for which Buyer shall have any responsibility whatsoever.

7.3          Compliance with Agreements and Laws. To Seller’s knowledge, no default exists under any of the terms and provision, express or implied, of the Merger-Target or of any material agreement, contract or commitment to which Seller is a party or to which any of the Merger-Target is subject, and Seller has not received any notice of any claim of such default from other owners. There are no unabated environmental violations.

7.4          Contracts Relating to the Interests. Seller has not entered on any contracts affecting Seller’s interest in the Merger-Target for which Buyer will have any responsibility or liability after the Closing except as set forth in Appendix “B” attached hereto.

7.5          Claims or Litigation. There is no suit, action or other proceeding pending against Seller before any court or governmental agency relating to the Leasehold, nor to the knowledge of the Seller. If there will be any claim, dispute, suit, action, or other proceeding threatened against Seller or pending or threatened against any of the Merger-Target which might result in the impairment or loss of Seller’s title to the same or the value thereof, then such leasehold shall be excluded from this sale.

8.0	Representations and Warranties of Buyer.

As a material inducement to Seller entering into and performing its obligations under the terms of this agreement. Buyer hereby represents and warrants to Seller as of the date hereof, and by proceeding with the Closing will be deemed to represent and warrant to Seller as of the Closing-Date.

(a)	The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.0001 per share (the "Company Common Stock"), of which 109,289,003 shares are issued and outstanding as of the date of this Agreement, and 1 shares of Series A Convertible Preferred Stock, par value $.001 per share, of which 1 shares are issued and outstanding as of the date of this Agreement.

(b)	All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company Common Stock to be issued to the Seller pursuant to this Agreement will, when issued as specified herein, be validly issued and outstanding, fully paid and non-assessable, and not issued in violation of the preemptive rights of any other person.

(c)	To the Company's knowledge, there are no voting trusts, stockholder agreements or other voting arrangements that have been entered into among the stockholders of the Company, or charges, liens or encumbrances on issued shares of the Company Common Stock.

2.1	Financial Statements. As a company whose common stock trades on a the Over-The-Counter Bulletin Board, the Company is required to file certain financial reports with the Securities and Exchange Commission (the "SEC"). The Seller and its directors have had a chance to review said reports as they are public documents (said publicly available reports and schedules thereto are referred to herein as the "Company Financial Statements"). Except as otherwise set forth in Section 2.4 of the Disclosure Schedule, each of the Company Financial Statements filed since December 31,2021 is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied throughout the periods presented, and presents fairly the financial position, results of operations, cash flows and stockholders ' equity of the Company as at the dates and for the periods indicated (subject, in the case of unaudited statements, to normal, recurring audit adjustments which will not be material in amount or significance) and does not include or omit to state any fact which renders the Company Financial Statements misleading. There has been no change in Company accounting policies since August 31, 2022, except as described in the notes to the Financial Statements.
2.2	Absence of Certain Changes. Except as otherwise set forth in Section of the Disclosure Schedule or in its periodic reports filed with the SEC pursuant to the Securities Exchange Act of 1934, since June 1, 2023, the Company has not:

(a)	suffered any material adverse change in its business, operations, assets, or financial condition, except as reflected on the Company Financial Statements;
(b)	suffered any material damage or destruction to or loss of the assets of the Company, whether or not covered by insurance, which property or assets are material to the operations or business of the Company taken as a whole;

(c)	settled, forgiven, compromised, canceled, released, waived or permitted to lapse any material rights or claims other than in the ordinary course of business;

(d)	entered into or terminated any material agreement, commitment or transaction, or agreed to or made any changes in material agreements, other than renewals or extensions thereof and leases, agreements, transactions and commitments entered into or terminated in the ordinary course of business;

(e)	written up, written down or written off the book value of any material amount of assets, other than in the ordinary course of business; or declared, paid or set aside for payment any dividend or distribution with respect to the capital stock of the Company.

9.0	The future Board of Directors

As required the company desires to nominate two directors with specific knowledge in the dollar store industry to its board. It is also understood and agreed that the present board members and officers of the Parties will provide full disclosure and cooperate in every aspect with the affairs of Buyer and Seller and the new Board Members, to facilitate an efficient team cooperation.

10.0	Closing

Closing Place and Time. The agreement can be executed in multiple location and submitted via electronic mail or facsimile but the closing shall take place within seven (7) Business Days after the confirmed execution by both parties. Closing shall take place at the offices of Seller, at 370 Amapola Ave., Suite 200A, Torrance, CA 90501, or such earlier date or time and place as may be agreed to by Parties.

10.3	At the Closing:
(a)	Seller shall deliver executed Assignment, Conveyance and Bill of Sale covering the Merger-Target to Buyer to be placed with Seller as defined in Appendix “A1”;
(b)	Seller shall deliver all files, data, and records pertaining to the Merger-Target to be returned upon demand to Seller in case of a default by Buyer until said default is cured.
(c)	Seller shall deliver a properly executed Form-1073 (see Appendix “A1”) for the transfer of operations to Buyer.

11.0	Preliminary Acts and Conveyances.
11.1	Prior to effecting the sale and purchase the Buyer has satisfied himself on title to the Merger-Targetand the parties agree to work together diligently and in good faith to accomplish as expeditiously as reasonably practicable any questions that may arise regarding title to the Merger-Target property or the operations.
11.2	For this agreement, the purchase price includes all assets and operations of the Merger-Target.
11.3	However, no equipment shall be removed, hypothecated, and sold:
(a)	by Seller prior to transfer of operations to Buyer; and
(b)	by Buyer until full purchase price of business has been paid,
(c)	any reduction and alienation in equipment or Leasehold value under 11.2, (a) and (b) shall be considered as a criminal felony.

12.0	Post-Closing Matters.
12.1	(a) Sales Taxes. It is understood that sales taxes, if any- may be imposed on account of the transaction contemplated hereby. Seller will be responsible for all such taxes, will remit same to the proper governmental authorities within the time allowed for by law for payment thereof and will hold Buyer harmless with respect thereto, including any penalties or interest assessed for late payment.

(b)       Receipts and Disbursements. If, after the Closing, Buyer receives any funds relating to operations on or production from the Merger-Target prior to the Effective Time, or Seller receives any funds relating to operations on or production from the Merger-Target after the Effective Time, then the party receiving such funds shall account therefor and pay the same to the other party promptly after receipt thereof. Oil produced and in the tanks prior to closing shall be measured by both parties prior to closing and if Seller wishes it picked-up by purchaser shall cause it to be done prior to closing. Otherwise, Buyer will pay the net amount to Seller when payment therefore is received by Buyer following closing.

13.0	Allocation of Liability.
(a)	Seller shall remain liable and responsible for all costs and expenses attributable to the ownership or operation of the Merger-Target including all environmental violations which occur prior to the transfer of operations to Buyer; and
(b)	Buyer shall be liable and responsible for all costs and expenses attributable to the ownership or operation of the Merger-Target including all environmental violations which occur, during the time the transfer of operations to Buyer has been executed by Seller.

14.0	Access to Information, Confidentiality and Disclosure.
14.1	The Parties agree that, immediately upon the execution of this agreement:
(a)	Buyer and its respective or authorized advisors will have full access during normal business hours to review, or Seller will deliver to Buyer, copies of all documents pertaining to the operations of Seller;

(b)	Seller and its respective advisors will have full access during normal business hours to review, or Buyer will deliver to Seller, copies of all documents pertaining to the operations to the buyer which are requested by Seller required by the Regulatory Authorities.

14.2	Confidentiality.
(a)	Each party shall without limit in time, keep and procure to be kept secret and confidential all Confidential Information belonging to the other party disclosed or obtained as a result of the discussions and negotiations leading to the execution of, or the performance of this agreement and shall neither use nor disclose any such Confidential Information except for the purposes of the proper performance of this agreement or with the prior written consent of the other party. Where disclosure is made to any employee, consultant, adviser, or agent, it shall be made subject to obligations equivalent to those set out in this agreement; and

(b)	Each party shall use its best endeavors to procure that any such employee, consultant, adviser, or agent complies with each of those obligations. Each party shall be responsible to the other party in respect of any disclosure or use of any of the other party’s Confidential Information by a person to whom disclosure is made.
(c)	Buyer shall not contact the mineral owners or Seller shall not contact the Regulatory authorities or buyers’ shareholders unless it is required as part of their due diligence and without the intent to cause any harm to the other party.
14.3	Disclosure.
(a)	Except as and to the extent required by law or policies of any Governmental Authorities, without the prior written consent of the other party, neither Seller nor Buyer will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or remarks with respect to the transaction, or otherwise disclose or to permit the disclosure of the existence of discussions regarding a possible Acquisition between the Parties or any of the terms.
(b)	if a party is required by law to make any such disclosure, it must first provide to the other Parties the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

15.0	Termination.

It is understood and agreed that this AGREEMENT may be terminated by either Party if:

(a)	the Parties cannot meet the agreed upon obligations of the Acquisition; and

(b)	the Parties agree to promptly return all documentations, upon request, which have been delivered to each other as part of the anticipated Acquisition.

16.0	Miscellaneous.

16.1      Notices. All communications required or permitted to be given under this Agreement shall be in writing and delivered, mailed, or transmitted by e-mail to the Parties at the addresses set out below. Notices shall be deemed given when received except those notices given by e-mail transmission on weekends, holidays or after 5:00 p.m. Central Time, shall be deemed received on the next business day. If delivered by commercial delivery service or mailed by registered or certified mail, the delivery receipt shall be evidence of the date of receipt. Either party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made. Venue of this agreement shall be in Oklahoma County.

(a)	Notices to Seller: the Merger-Target Company,, 220 Bowen way, Covington, GA, 30016; or

15 Danube Street, Maitama, Abuja Nigeria

(b)      Notices to Buyer: Mountain Energy Inc., 370 Amapola Ave., Ste 200A, Torrance, CA 90501

.

16.2      Binding Effect and Counterparts. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and may be executed in any number of counterparts which taken together shall constitute one and the same instrument and each of which shall be considered an original for all purposes.

16.3      Expenses. Each party hereto will bear and pay its own expenses of negotiating and consummating the transactions contemplated hereby.

16.4      Superseding Effect and Survival. This Agreement supersedes any prior agreement or understanding between the parties with respect to the subject matter hereof and the representations, warranties and covenants of the parties set out herein shall survive the Closing.

16.5      Waiver. The rights and remedies of the Parties to the Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to herein will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law;

(a)	no waiver of any claim or right under this Agreement will be valid unless evidenced by a writing signed by the waiving party;
(b)	no waiver given by a party will be applicable except in the specific instance for which it is given; and
(c)	no notice to or demand on a party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to herein.

16.6      Litigation. In the event it is necessary to file suit or hire an attorney to enforce the provisions of this agreement each party shall incur its own costs of litigation.

16.7      Offer to Employ. Buyer shall not hire Seller’s employees and vice versa, prior to the transfer of operations from Seller to Buyer unless it is mutually agreed upon. It is understood that irreparable harm could occur to the Parties and the Parties shall be entitled to immediate injunction against each other without posting a bond for violation, selling, encumbering the equipment or stores of the Merger-Target.

16.8      Timely Royalty payments. The party in charge of the operation shall always assure that all Royalties are paid and kept current.

16.9	Currency. All references to “US$” in this agreement shall refer to currency of USA.
16.10	Severability. If one or more of the provisions in this AGREEMENT are deemed void by law, then the remaining provisions will continue in full force and effect.
16.11	Successors and Assigns. This AGREEMENT will be binding upon, executors, administrators and other legal representatives and its assigns.
16.12	Forbearance Not a Waiver. Extension of the time for or modification of performance shall not operate to release the liability of Parties. A party shall not be required to commence proceedings against any default party. Any forbearance in exercising any right or remedy including, without limitation, shall not be a waiver of or preclude the exercise of any right or remedy.

IN WITNESS WHEREOF, the Parties hereto have agreed to accept the reference date as the execution date of this Agreement.

For Buyer:

Guyana Gold Corp..

 By:

Chairman

For Seller:

the Merger-Target Company

By:

President & CEO